UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On April 27, 2015, the registrant announced its unaudited financial results for the first quarter ended March 31, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s efforts in building and monetizing its platform business will not be successful, the possibility that the registrant’s investment in MoboTap Inc. will not produce hoped-for benefits to the registrant, including enhancements to the registrant’s efforts in building its platform business, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the first quarter ended March 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: April 28, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the first quarter ended March 31, 2015.

Exhibit 99.1

Changyou Reports First Quarter 2015 Unaudited Financial Results

Beijing, China, April 27, 2015– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Total revenues were US$209 million, representing an increase of 15% year-over-year and a decrease of 3% quarter-over-quarter, exceeding guidance by US$9 million.

•	Online game revenues were US$185 million, representing an increase of 13% year-over-year and flat quarter-over-quarter, exceeding guidance by US$5 million.

•	Online advertising revenues were US$10 million, representing an increase of 4% year-over-year and a decrease of 47% quarter-over-quarter, and were in line with the Company’s guidance.

•	Non-GAAP[1] net income attributable to Changyou.com Limited was US$52 million. This compares with non-GAAP net income attributable to Changyou.com Limited of US$14 million in the fourth quarter of 2014 and a non-GAAP net loss attributable to Changyou.com Limited of US$19 million in the first quarter of 2014.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS[2] was US$0.97. This compares with non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS of US$0.25 in the fourth quarter of 2014 and a non-GAAP net loss attributable to Changyou.com Limited per fully-diluted ADS of US$0.36 in the first quarter of 2014.

Mr. Dewen Chen, Co-CEO, commented “We are pleased that our TLBB PC game has delivered another quarter of solid revenue and profitability, and we expect to see more PC game launches in the second half of the year, replacing some of our older games. Our focus now for mobile games is to bring out an abundant and diversified pipeline of new games, through in-house development and co-development.”

“On mobile Internet platforms, user engagement in our key markets remained stable, while we kept our marketing dollars at a minimum. We are convinced that the potential in mobile Internet products is yet to be unlocked and we will continue to explore new possibilities with a cost-conscious approach,” added Mr. Chen.

Ms. Jasmine Zhou, CFO of Changyou, concluded “We are pleased to report a good quarter with both top line and bottom line exceeding our guidance. Our revenue was $209 million, a 15% increase year-over-year, and exceeded our guidance by $9 million due to better than expected performance of each of our main business lines. Our non-GAAP net income attributable to Changyou was $52 million, compared with $14 million in the fourth quarter, and exceeded our guidance by $17 million. The margin improvements were a result of a clearer focus in our business plans and increased efficiency in execution. Our second quarter guidance is relatively softer due to the divestment of 7Road and seasonal slowdown from the TLBB PC game, as well as new games that will have been in operation for less than a quarter.”

[1]	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
[2]	Each ADS represents two Class A ordinary shares.

First Quarter 2015 Operational Results

•	Total average monthly active accounts[3] of the Company’s MMO games were 4.9 million, representing a decrease of 25% year-over-year and 29% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were partially due to our continued efforts to shut down inauthentic accounts to ensure a balanced in-game environment for TLBB and were also a result of the natural progression of our older games.

•	Total average monthly active accounts of the Company’s mobile games were 4.4 million, representing an increase of 69% year-over-year and a decrease of 37% quarter-over-quarter. The year-over-year increase was largely due to the successful launch of the new mobile game TLBB 3D. The quarter-over-quarter decrease was largely because user engagement of TLBB 3D cooled down after the initial debut of the game, which is typical for a mobile game.

•	Total quarterly aggregate active paying accounts[4] of the Company’s MMO games were 1.1 million, representing a decrease of 27% year-over-year and 15% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were a result of the natural progression of our older games.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.9 million, representing an increase of 800% year-over-year and a decrease of 40% quarter-over-quarter. The year-over-year increase was largely due to the successful launch of the new mobile game TLBB 3D. The quarter-over-quarter decrease was largely because user engagement of TLBB 3D cooled down after the initial debut of the game, which is typical for a mobile game.

First Quarter 2015 Unaudited Financial Results

Revenues

Total revenues were US$209 million, representing an increase of 15% year-over-year and a decrease of 3% quarter-over-quarter, exceeding the Company’s guidance by US$9 million.

Online game revenues were US$185 million, representing an increase of 13% year-over-year and flat quarter-over-quarter, exceeding the Company’s guidance by US$5 million. The year-over-year increase was mainly due to the launch of TLBB 3D in the fourth quarter of 2014.

Online advertising revenues were US$10 million, representing an increase of 4% year-over-year and a decrease of 47% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to a seasonal slowdown in advertising typical of the first quarter.

Internet value-added services (“IVAS”) revenues increased 64% year-over-year and decreased 10% quarter-over-quarter to US$6 million. The year-over-year increase was mainly due to increased revenues from new PC and mobile products, including the Dolphin Browser, which was acquired in 2014. The quarter-over-quarter decrease was mainly due to decreased revenues from wan.com, the Company’s platform for operating Web games of third-party developers, as the Company closed this website during the first quarter.

Other revenues, which consist of cinema advertising revenues, increased 81% year-over-year and 22% quarter-over-quarter to US$8 million. The year-over-year and quarter-over-quarter increases reflected an upgrade in advertising resources as well as improvements made to the advertising sales function.

[3]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[4]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit

Both GAAP and non-GAAP gross profit were flat year-over-year and decreased 3% quarter-over-quarter to US$143 million. Both GAAP and non-GAAP gross margin were 69%, compared with 68% in the fourth quarter of 2014 and 78% in the first quarter of 2014.

Both GAAP and non-GAAP gross profit of the online games business were flat year-over-year and quarter-over-quarter at US$136 million. Both GAAP and non-GAAP gross margin of the online games business were 73%, compared with 72% in the fourth quarter of 2014 and 84% in the first quarter of 2014. The year-over-year decreases in gross margin were mainly due to a change in the revenue mix as the Company launched new mobile games and licensed PC games that typically require additional revenue-sharing payments.

GAAP and non-GAAP gross profit of the online advertising business both decreased 59% quarter-over-quarter and increased 10% and 8%, respectively, year-over-year to US$6 million. GAAP gross margin of the online advertising business was 64%, compared with 82% in the fourth quarter of 2014, and 61% in the first quarter of 2014. Non-GAAP gross margin of the online advertising business was 64%, compared with 82% in the fourth quarter of 2014 and 62% in the first quarter of 2014. The quarter-over-quarter decreases in gross margins were due to a decrease in online advertising revenues in the first quarter of 2015.

Both GAAP and non-GAAP gross loss for the IVAS business were US$0.2 million. This compares with a gross loss of US$1 million in the fourth quarter of 2014, and US$0.2 million in the first quarter of 2014.

Both GAAP and non-GAAP gross profit of the other business were US$2 million. This compares with a gross profit of US$0.4 million in the fourth quarter of 2014 and a gross loss of US$1 million in the first quarter of 2014.

Operating expenses

Total operating expenses were US$91 million, representing a decrease of 47% year-over-year and a decrease of 39% quarter-over-quarter.

Product development expenses were US$45 million, representing a decrease of 35% year-over-year and an increase of 101% quarter-over-quarter. The year-over-year decrease resulted primarily from an accrual of $25 million that had been taken in the first quarter of 2014 for estimated compensation expense associated with three employee incentive plans. Such accrual was reversed in the fourth quarter of 2014, due to lowered estimates based on management’s latest reassessment of the estimated compensation liabilities for the three employee incentive plans. These three employment incentive plans were cancelled in first quarter of 2015 and therefore no such accrual was made in the first quarter of 2015. The quarter-over-quarter increase in product development expenses was a result of the reversal’s having been recognized in the fourth quarter of 2014. The Company is implementing a new cash bonus plan that it considers more effective in incentivizing employees under current market trends.

Sales and marketing expenses were US$22 million, representing a decrease of 73% year-over-year and a decrease of 43% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a significant reduction in marketing and promotional spending for mobile internet products over the last two quarters.

General and administrative expenses were US$23 million, representing an increase of 10% year-over-year and a decrease of 35% quarter-over-quarter. The year-over-year increase was due to an increase in share-based compensation as more share options were granted the fourth quarter of 2014. The quarter-over-quarter decrease was mainly due to a reduction in severance payments as well as a reduction in salary and benefits expense, as a result of a reduction in redundant workforce that was implemented in the fourth quarter of 2014.

Operating profit

Operating profit was US$53 million. This compares with an operating loss of US$2 million in the fourth quarter of 2014 and of US$30 million in the first quarter of 2014. The positive change resulted from a reduction in marketing and promotional spending for mobile Internet products over the last two quarters, as well as an overall increase in operating efficiencies.

Non-GAAP operating profit was US$56 million. This compares with US$1 million in the fourth quarter of 2014 and a non-GAAP operating loss of US$30 million in the first quarter of 2014.

Income tax expense

In March 2015, the Company’s main operating entity in China was approved as a “2015 National High-Tech Enterprise” and, as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015-2016 tax years.

The Company recorded income tax expense of US$12 million in the first quarter of 2015. This compares with income tax expense of US$7 million in the fourth quarter of 2014 and income tax benefit of US$3 million in the first quarter of 2014.

Net income

Net income was US$47 million. This compares with a net loss US$4 million in the fourth quarter of 2014 and a net loss US$20 million in the first quarter of 2014.

Non-GAAP net income was US$51 million. This compares with a net loss of US$1 million in the fourth quarter of 2014 and of US$20 million in the first quarter of 2014.

Net loss attributable to non-controlling interests

Both GAAP and non-GAAP net loss attributable to non-controlling interests were US$1 million in the first quarter of 2015, compared with GAAP and non-GAAP net loss of US$15 million in the fourth quarter of 2014, and GAAP and non-GAAP net loss of US$0.4 million in the first quarter of 2014. Non-controlling interests represent the non-controlling interests in RaidCall and in MoboTap Inc. (“MoboTap”) the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$48 million. This compares with net income attributable to Changyou.com Limited of US$11 million in the fourth quarter of 2014 and a net loss attributable to Changyou.com Limited of US$19 million in the first quarter of 2014. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.91. This compares with net income attributable to Changyou.com Limited per ADS of US$0.21 in the fourth quarter of 2014 and a fully-diluted net loss attributable to Changyou.com Limited per ADS of US$0.37 in the first quarter of 2014.

Non-GAAP net income attributable to Changyou.com Limited was US$52 million. This compares with non-GAAP net income attributable to Changyou.com Limited of US$14 million in the fourth quarter of 2014 and a non-GAAP net loss attributable to Changyou.com Limited of US$19 million in the first quarter of 2014. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.97. This compares with non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS of US$0.25 in the fourth quarter of 2014 and a non-GAAP fully-diluted loss attributable to Changyou.com Limited per ADS of US$0.36 in the first quarter of 2014.

Liquidity

As of March 31, 2015, Changyou had net cash5 of US$465 million, compared with US$460 million as of December 31, 2014.

Operating cash flow for the first quarter of 2015 was a net inflow of US$15 million.

Other Business Developments

Changyou announced that it has entered into a series of definitive agreements in April to divest a number of its business assets, including 7Road and certain overseas assets. The aggregate consideration for the sale of these assets, if received as expected, will be approximately $200 million. The closings of the transactions are subject to customary conditions.

Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

As of March 31, 2015, Changyou had repurchased 807,246 Changyou ADSs under the share repurchase program at an aggregate cost of US$ 22 million. 52,446 ADSs were repurchased during the first quarter of 2015.

Business Outlook

For the second quarter of 2015, Changyou expects:

Total revenues to be between US$180 million and US$190 million, including online game revenues of US$155 million to US$165 million;

Non-GAAP net income attributable to Changyou.com Limited to be between US$30 million and US$35 million;

Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.56 and US$0.65;

Assuming no new grants of share-based awards, share-based compensation expense to be between US$4.1 million and US$4.6 million, reducing the fully diluted income attributable to Changyou.com Limited per ADS by US$0.08 to US$0.09.

[5]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, and current and non-current restricted time deposits, minus short-term and long-term bank loans

Non-GAAP Disclosure

Revision of Non-GAAP Reporting

Prior to 2014 Q4, the Company’s determined its non-GAAP results excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions”.

In 2014 Q4, we reassessed our definition of non-GAAP to better reflect the economic substance and performance of the Company. With the consideration that goodwill impairment and impairment of intangibles via acquisitions of businesses can be an indicator of the economic substance of the acquired businesses, we revised the definition of non-GAAP that we use, and excluded only compensation expense of share-based awards, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from adjustments of contingent consideration previously recorded for acquisitions.

Our 2015 Q1 results are presented using this revised definition of non-GAAP.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s efforts in building and monetizing its platform business will not be successful; the possibility that Changyou’s investment in MoboTap will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 27, 2015 (7 p.m. Beijing/Hong Kong, April 27, 2015).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on April 27, 2015 through May 4, 2015. The dial-in details for the telephone replay are:

International:	+1-866-846-0868
Passcode:	9367879

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular massively multi-player online (“MMO”) games in China, as well as a number of web games and mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker
Christensen
Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014

Revenues:
Online game	$184,994	$184,405	$163,388
Online advertising	9,636	18,267	9,246
IVAS	5,919	6,556	3,611
Others	8,148	6,685	4,508

Total revenues	208,697	215,913	180,753

Cost of revenues:
Online game (includes share-based compensation expense of $44, $(36) and $18 respectively)	49,486	51,752	26,586
Online advertising (includes share-based compensation expense of $0, $0 and $93 respectively)	3,446	3,306	3,626
IVAS (includes share-based compensation expense of $0, $2 and $0 respectively)	6,125	7,367	3,766
Others	6,554	6,310	5,277

Total cost of revenues	65,611	68,735	39,255

Gross profit	143,086	147,178	141,498

Operating expenses:
Product development (includes share-based compensation expense of $1,035, $793 and $46 respectively)	45,255	22,475	69,604
Sales and marketing (includes share-based compensation expense of $(18), $125 and $(46) respectively)	21,889	38,437	80,527
General and administrative (includes share-based compensation expense of $2,843, $1,951 and $196 respectively)	23,397	36,162	21,364
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	0	52,282	0

Total operating expenses	90,541	149,356	171,495

Operating profit/(loss)	52,545	(2,178)	(29,997)

Interest income	3,638	3,164	6,091
Foreign currency exchange (loss) / gain	(184)	(957)	737
Other income	3,438	2,778	617

Income/ (Loss) before income tax expense	59,437	2,807	(22,552)
Income tax (expense)/benefits	(12,445)	(7,077)	2,683

Net income/(loss)	46,992	(4,270)	(19,869)
Less: Net loss attributable to non-controlling interests	(1,296)	(15,169)	(372)

Net income/ (loss) attributable to Changyou.com Limited	$48,288	$10,899	$(19,497)

Basic net income /(loss) per ADS attributable to Changyou.com Limited	$0.92	$0.21	$(0.37)

ADSs used in computing basic net income /(loss) per ADS attributable to Changyou.com Limited	52,738	52,849	52,851

Diluted net income /(loss) per ADS attributable to Changyou.com Limited	$0.91	$0.21	$(0.37)

ADSs used in computing diluted net income /(loss) per ADS attributable to Changyou.com Limited	53,025	52,861	52,851

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2015	As of Dec. 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$286,416	$220,794
Accounts receivable, net	86,579	77,969
Short-term investments	163,707	191,577
Restricted time deposits	249,698	282,186
Deferred tax assets	2,059	4,918
Prepaid and other current assets	82,904	29,927
Assets held for sale	139,779	0

Total current assets	1,011,142	807,371

Non-current assets:
Fixed assets, net	234,621	243,837
Goodwill	149,260	258,997
Intangible assets, net	50,221	68,276
Restricted time deposits	134,746	135,256
Deferred tax assets	14,750	18,704
Other assets, net	16,927	15,524

Total non-current assets	600,525	740,594

TOTAL ASSETS	$1,611,667	$1,547,965

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,503	$39,178
Accounts payable and accrued liabilities	165,905	138,507
Short-term bank loans	25,500	25,500
Tax payables	9,976	18,471
Deferred tax liabilities	23,303	22,356
Current contingent consideration	0	3,935
Liabilities held for sale	2,100	0

Total current liabilities	269,287	247,947

Long-term liabilities:
Long-term bank loans	344,500	344,500
Long-term contingent consideration	1,979	1,929
Long-term deferred tax liabilities	4,562	5,748
Long-term accounts payable	2,845	5,143

Total long-term liabilities	353,886	357,320

Total liabilities	623,173	605,267
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	938,111	890,388
Non-controlling interests	50,383	52,310

Total shareholders’ equity	988,494	942,698

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,611,667	$1,547,965

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$135,508	44	135,552
Online advertising gross profit	6,190	0	6,190
IVAS gross (loss)	(206)	0	(206)
Other gross profit	1,594	0	1,594

Gross profit	$143,086	44	143,130

Gross margin	69%		69%

Operating profit	$52,545	3,904	56,449

Operating margin	25%		27%

Net income	$46,992	3,904	50,896

Net income attributable to Changyou.com Limited	$48,288	3,885	52,173

Net margin attributable to Changyou.com Limited	23%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.91		0.97

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,025		54,046

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$132,653	(36)	132,617
Online advertising gross profit	14,961	0	14,961
IVAS gross (loss)	(811)	2	(809)
Other gross profit	375	0	375

Gross profit	$147,178	(34)	147,144

Gross margin	68%		68%

Operating (loss) profit	$(2,178)	2,835	657

Operating margin	(1%)		0%

Net (loss)	$(4,270)	2,835	(1,435)

Net income attributable to Changyou.com Limited	$10,899	2,770	13,669

Net margin attributable to Changyou.com Limited	5%		6%

Diluted net income attributable to Changyou.com Limited per ADS	$0.21		0.25

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,861		54,189

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$136,802	18	136,820
Online advertising gross profit	5,620	93	5,713
IVAS gross (loss)	(155)	0	(155)
Other gross (loss)	(769)	0	(769)

Gross profit	$141,498	111	141,609

Gross margin	78%		78%

Operating (loss)	$(29,997)	307	(29,690)

Operating margin	(17%)		(16%)

Net (loss)	$(19,869)	307	(19,562)

Net (loss) attributable to Changyou.com Limited	$(19,497)	307	(19,190)

Net margin attributable to Changyou.com Limited	(11%)		(11%)

Diluted net (loss) per ADS attributable to Changyou.com Limited	$(0.37)		(0.36)

ADSs used in computing diluted net (loss) per ADS attributable to Changyou.com Limited	52,851		52,851

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.